SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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FORM 6-K
______________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 6 February 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                  Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 6 February 2006

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to end of January 2006
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DATE	DETAILS

31.1.06	Quest operation.

30.1.06	Directors’ Interests (M Jesanis’ ‘Thrift Plan’ acquires shares).

11.1.06	Quest operation.

11.1.06	Directors Interests - Share Incentive Plan - monthly update

9.1.06	Cancellation of NG Deferred Shares

4.1.06	Investor Calendar for 2006

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Note:	In addition, a ‘same day’ SEC filing on Form 6-K was made

on 30 January 2006:

‘Planned Chief Executive Succession’

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to end of January 2006
_______________________

National Grid plc (‘NG’)

4 January 2006

National Grid calendar - investor diary dates for 2006.

18 May 2006	2005/06 preliminary results announcement
31 July 2006	Annual General Meeting
16 November 2006	2006/07 interim results announcement

Note: the 2005/06 interim dividend will be paid on 25 January 2006. The 2006/07 financial timetable will be announced around the end of the current financial year.

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Contact:

Debbie Taylor, Investor Relations, 020 7004 3169.

9th January 2006

National Grid plc (‘NG.’)

Cancellation of NG Deferred Shares:

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National Grid today announced that, in accordance with rights set out in its articles, all outstanding Deferred Shares created as part of its recent £2bn return of cash have been cancelled.

Information relating to such cancellation, and potential tax consequences, is detailed in the Circular to Shareholders dated 6 June 2005, available on the Company’s website (www.nationalgrid.com).

National Grid plc (NG)

11 January 2006

NG SHARE INCENTIVE PLAN (the “SIP”)

(Notification of Directors’ Interests, pursuant to
Section 324(2) of the Companies Act 1985)

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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,949 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 9 January 2006, at a price of 557.5 pence per share, National Grid plc (NG)

11 January 2006

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors’ Interests pursuant to Section 324(2)

of the Companies Act 1985)

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Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 18,873 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	22 Ordinary Shares	559,425 Ordinary Shares
Roger Urwin	22 Ordinary Shares	1,501,153 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (NG)

11 January 2006

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors’ Interests pursuant to Section 324(2)

of the Companies Act 1985)

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Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 18,873 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid plc (NG)

30 January 2006

Notification of Directors’ Interests

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The Trustee of the National Grid USA Incentive Thrift Plan (the ‘Thrift Plan’) notified NG yesterday that:

The interest of Mr M Jesanis in NG shares in the Thrift Plan was increased by reinvestment of the January 2006 NG interim dividend received, as follows:

11.2602 Ordinary Share ADRs on 27 January 2006 at US$50.50 per ADR.

National Grid plc (NG)

31 January 2006

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors’ Interests pursuant to Section 324(2)

of the Companies Act 1985)

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Today, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 58,351 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).